Creations, Inc.

c/o Sichenzia Ross Ference LLP.

1185 avenue of the Americas, 37th Floor

New York, NY 10036

August 27, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	David Lin, Esq.

	Re:	Creations, Inc.
Registration Statement on Form S-1 as Amended
Filed August 27, 2020
File No. 333-240161

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Creations, Inc.. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement as amended on August 27, 2020 so that such Registration Statement will become effective as of 4:00 p.m. Eastern Daylight Time, August 30, 2020, or as soon as practicable thereafter.

Very truly yours,

Creations, Inc.

By:	/s/ Guy Nissenson
Guy Nissenson, Chief Executive Officer, President and Principal Executive Officer